FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Coastport Capital Inc.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coastport Capital Inc.
        Registrant

Dated: April 10, 2006                                             By: /s/David Patterson/s/

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

COASTPORT CAPITAL INC.
Suite 501, 595 Howe Street
Vancouver, BC V6C 2T5

Item 2  Date of Material Change

March 24, 2006

Item 3  News Release

The news release dated March 24, 2006 was issued in Vancouver, BC and disseminated through CCN Matthews.

Item 4  Summary of Material Change

The Company announces that its previously announced non-brokered private placement in the amount of $5,400,000 has been increased to $6,300,000. These funds will be raised by the Company issuing a total of 7,000,000 units at a price of $0.90 per unit. Each unit is comprised of one common share and a one-half common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share of Coastport at a price of $1.10 for eighteen months.

The funds raised by way of this private placement will be used for general working capital and the Company's 2006 exploration programs on the Shyri and La Plata projects, located in Ecuador.

Item 5  Full Description of Material Change

The Company announces that its previously announced non-brokered private placement in the amount of $5,400,000 has been increased to $6,300,000. These funds will be raised by the Company issuing a total of 7,000,000 units at a price of $0.90 per unit. Each unit is comprised of one common share and a one-half common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share of Coastport at a price of $1.10 for eighteen months.

The funds raised by way of this private placement will be used for general working capital and the Company's 2006 exploration programs on the Shyri and La Plata projects, located in Ecuador.

Finders’ fees will be payable in connection with the private placement.

The private placement is subject to the approval of the TSX Venture Exchange.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7  Omitted Information

No information has been omitted in respect of the material change.

Item 8  Executive Officer

DAVID PATTERSON
President	Telephone: (604) 684-0561

Item 9  Date of Report

March 24, 2006

COASTPORT CAPITAL INC.

Per:

“David Patterson”
David Patterson,
President